Mail Stop 4561

March 7, 2007

Jonathan Ilan Ofir
8 Bond Street
Great Neck, NY 11021

> **Re:** **DCI USA, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Forms 10-QSB for Fiscal Quarters Ended March 31, 2006, June 30, 2006 and September 30, 2006**
> **File No. 000-31143**

Dear Mr. Ofir:

      We have reviewed your response letter dated February 8, 2007, and have the following additional comments.

Form 10-KSB

Financial Statements and Notes

Note 1 – Nature of Operations

1.   We have read and considered your response to comment two. It still remains unclear of how the acquisition between the company and Direct Capital is being accounted for in the company's financial statements. Specifically tell us whether you accounted for this acquisition as a business combination pursuant to SFAS 141. To the extent this transaction was accounted for as a business combination, please explain how the acquiring entity was identified. Refer to paragraphs 15–19 of SFAS 141.

Note 4 – Investment in Bartram

2.   We have read and considered your response to comment four. We note that the company determined exercise of the options would be uneconomical using an appraisal that was conducted approximately one year prior to the divesture. Please tell us what ongoing analysis the company has performed in determining that exercise of these options would still be unlikely.

Note 5 – Notes Payable

Cornell Debenture

3. We have read and considered your response to comment five and noted that you believe the appropriate guidance is EITFs 98-5 and 00-27 presumably because you determined that your agreements did not have any provisions that could require net-cash settlement under paragraphs 12-32 of EITF 00-19. To the extent that you believe that the convertible debt should be accounted for under EITF 98-5 and EITF 00-27, please clarify your basis for expensing the beneficial conversion feature immediately. Reference is made to Issue 6 of EITF 00-27.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief